August 21, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (302) 651-8010

Ted T. Cecala
Chief Executive Officer
Wilmington Trust Corp.
Rodney Square North
1100 North Market Street,
Wilmington, DE 19890

> **Re:** **Wilmington Trust Corp.**
> **Definitive 14A**
> **Filed March 8, 2007**
> **File No. 01-14659**

Dear Mr. Cecala:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Summary of Corporate Governance Principles: Independence, page 3

1. Revise your disclosure regarding director independence to clarify whether the directors are independent under the listing standards for the exchange on which your shares trade. Please refer to Item 407(a)(1) of Regulation S-K.

Compensation Committee, page 7

2. Your disclosure regarding the authority of the Compensation Committee does not clarify the extent to which the Board has delegated authority to the Committee to administer the compensation program of Wilmington Trust. Revise this section to discuss the authority of the Committee and any retention of authority by the Board. Please refer to Item 407(e)(3)(i) of Regulation S-K.

Compensation Discussion and Analysis, page 14

3. You disclose that the Committee considers both the median base salary paid by member of the peer group to similar officers with similar positions as well as the performance of the officers in determining changes to base salary. Revise your disclosure to discuss any changes made to the base salaries of your named executives and note any factors considered by the Committee in making the changes and how those factors affected the Committee's ultimate decision. Please refer to Item 402(b)(1)(v) of Regulation S-K.

4. You disclose that the target value of the bonus is roughly equal to the value of the named executives' base salary. Revise your disclosure regarding the bonus portion of your executive compensation program to provide a more extensive discussion of the structure of the program. In particular, please discuss any threshold results that must be reached in order to generate a minimum bonus amount, and the size of that minimum amount, as well as the standards for awarding bonuses at the 200% level. Also, discuss the extent to which the Committee can exercise its discretion to revise the requirements of this program to account for an unanticipated financial condition, like the impairment at Roxbury Capital discussed on page 16. Please Refer to Item 402(b)(1)(v) and Item 402(b)(2)(vi) of Regulation S-K.

5. It appears that the bonuses awarded to your named executive officers exceed base salary, which is the target award under the bonus structure for expected performance, in the case of all the named executives except Mr. Harra. Revise to disclose the factors considered by the Committee and the Committee's analysis supporting any exercise of discretion, including additional bonuses for superior performance. Furthermore, revise your disclosure to disclose the targeted financial performance for the relevant periods at the threshold, target and maximum level. In addition, provide the Committee's analysis of how actual

results compared to the targets and the resulting bonus awards. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(v and vi) of Regulation S-K. To the extent that you excluded disclosure regarding your performance targets because you determined that disclosure of the targets would result in competitive harm to Wilmington Trust, provide the staff with your confidentiality analysis supplementally. Furthermore, if you believe that a particular target is confidential because disclosure of the target would result in competitive harm, provide the disclosure contemplated by Instruction 4 to Item 402.

6. You disclose that part of the Committee's consideration regarding bonus awards is the named executive's performance with regard to individual performance targets. However, but you do not disclose the effect of individual performance on incentive compensation that the Committee awarded to the named executives. Revise your disclosure to provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(1)(v) and Item 402(b)(2)(vii) of Regulation S-K.

7. Revise your disclosure to discuss the cash portion of your long term incentive program. The revised disclosure should describe the cash portion of the program, including any performance elements to the program. Also, revise the disclosure to discuss awards made or impacted by performance in the relevant periods. Finally, the disclosure should discuss how the cash portion of long term incentives supports the goals of Wilmington Trust's compensation program. Please refer to Item 402(b)(1)(iii, iv, v and vi) of Regulation S-K.

8. Please expand your discussion of the stock option and performance share awards to discuss how the size of the award amounts are determined by the company. Also, discuss the Committee's factors that affected the awards to the named executives in the relevant period. Furthermore, please discuss whether the company's previous awards of stock options to the named executives impacted award decisions for the relevant period. Please refer to Item 402(b)(1)(v) and 402(b)(2)(vi and x) of Regulation S-K.

9. The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers and the reasons for the differences in policies. Refer to Section II.B.1 of Commission Release No. 33-8732A. It appears that the compensation awarded to your Chief Executive is disproportionately larger than the amounts awarded to the other named executives. Revise your disclosure to provide a more detailed discussion of how and why the compensation of your

CEO differs from the compensation of the other named executives. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Compensation Committee Report, page 18

10. Revise the Compensation Committee Report to clarify that the Committee reviewed and discussed the Compensation Discussion and Analysis with management. Please refer to Item 407(e)(5)(i)(A) of Regulation S-K.

Other Compensation Disclosures, page 18

11. We note your disclosure that the Committee obtains information on executive compensation from "well-known executive compensation consulting firms." To the extent that the Committee received services from any other firms, other than McLagan, please provide the information required by Item 407(e)(3)(iii) of Regulation S-K.

12. Revise your disclosure regarding the services provided by McLagan Partners to discuss the scope of McLagan's engagement by the Committee and to discuss any instructions given by the Committee to McLagan. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

13. Revise your disclosure to provide more detail regarding the participation of Mr. Cecala in the process of evaluating and granting compensation. In particular, please clarify whether Mr. Cecala participates in determining the performance objectives of the other named executives and whether Mr. Cecala provides the Committee with his evaluation of the performance of the other named executives. Please refer to Item 407(e)(3)(ii) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 19

14. To the extent that the first paragraph of this section was intended to comply with Instruction 4(c) of Item 404(a), revise the representation to clarify that the loans were made on the same terms, including interest rates, as those available to other persons *not related to the lender*.

15. Revise your disclosure regarding Wilmington Trust's review of related party transactions to discuss the material features of the policy and procedures. In particular, please revise to discuss the policy's standard for material transactions and the standards for determining if a transaction is fair to Wilmington Trust and its subsidiaries. Please refer to Item 404(b) of Regulation S-K.

Summary Compensation Table, page 20

16. Please revise to explain, in more detail, the delay in executives receiving awards and the premiums paid due to this delay.

17. With regard to the stock and bonus awards, please clarify whether these values were calculated with respect to the amounts expensed under FAS 123R.

Outstanding Equity Awards at 2006 Fiscal Year End, page 22

18. Revise this table to include the information required by Item 402(f)(2)(viii) of Regulation S-K.

Change-in-Control Agreements, page 25

19. Revise this section to discuss any payments available to the named executives in the event that their employment is terminated, other than as a result of a change in control.

20. Revise your discussion of the change-in-control agreements to discuss any change in the vesting provisions for restricted stock or stock options in the event of a change in control. Refer to Item 402(j) of Regulation S-K.

21. Revise this section, or the compensation discussion and analysis, to describe and explain how the Committee determined that the payment and benefit levels are appropriate under the employment and severance agreements and change of control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Director Compensation, page 26

22. For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See the Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

23. Revise your disclosure to discuss the size of the equity awards made to directors under the Long Term Incentive Plan. Please refer to Item 402(k)(3) of Regulation S-K.

Closing Comments

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel